October 13, 2004


Mail Stop 0409

Sandra K. Michel, Esq.
Senior Vice President and General Counsel
La Quinta Corporation
909 Hidden Ridge, Suite 600
Irving, Texas  75038

Re:	La Quinta Corporation
	La Quinta Properties, Inc.
Form S-4 filed September 29, 2004
File No. 333-119360

Dear Ms. Michel:

	This is to advise you that we are limiting our review of the above registration statement to ensure compliance with the outstanding comments on your Form 10-K that is currently being reviewed by staff. We will not conduct any further review of the registration statement aside from this outstanding matter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may submit a request to accelerate the effective date of your registration statement once the currently outstanding comments on your Form 10-K have been cleared by the staff. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in your registration statement. We will act upon such request and pursuant to delegated authority grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Gowetski, at (202) 824-5303, or me at (202) 942-1960 with any questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Terry M. Schpok, P.C. (via facsimile)
	Akin, Gump, Strauss, Hauer & Feld, L.L.P.
La Quinta Corporation
October 13, 2004
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